FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of August 1, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



                        VANNESSA REBUTS CVG ACCUSATIONS

VANCOUVER, B.C., JULY 31, 2002 - Vannessa Ventures Ltd. wishes to respond to a recent press release issued by Corporacion Venezolana de Guayana (CVG) through Canada NewsWire on July 24, 2002. The release, written and distributed out of Miami and paid for by unknown entities, was based largely on a fictitious report allegedly produced by a government committee. (The release has since been pulled off Canada NewsWire's web site because Imago Communications, the firm that has been representing CVG, refused to disclose the party that authorized the release.)

Instead of engaging in a direct dialogue with stakeholders involved in the Las Cristinas deposit, namely Vannessa and the Company's 95% owned Minera Las Cristinas (MINCA), CVG and certain parties have chosen to wage a campaign of misinformation aimed at discrediting Vannessa with the Venezuelan people and the international mining and exploration community at large.

This latest attempt by CVG and other interested parties, which have been unable to achieve their goals by legal means, is an unnecessary and deplorable escalation of the dispute, the very antithesis of building trust and honoring rights so essential to the effective and speedy development of Las Cristinas.

The allegations raised in the release are patently obvious to anyone familiar with the historical development of the Las Cristinas project. Not responding will confuse Company's stakeholders and interested parties who are unfamiliar with the dispute and encourage more mudslinging from CVG and its associates.


         ON THE FAILURE OF CVG TO EARN $500 MILLION FROM LAS CRISTINAS

Considering the time-consuming and drawn out nature of proving any mineral discovery economic, CVG's $500 million statement is hyperbolic. MINCA only entered into an agreement with CVG to carry out exploration, development and exploitation of alluvial and vein deposits of gold and diamonds at Las Cristinas in 1992.

It was not until the spring of 1997 that a feasibility study was completed and all licenses for the development were issued by the Venezuelan government. During that period, well over US $100 million was spent on exploration, drilling, and commissioning the feasibility study.

Shortly after that date, a court case initiated by Crystallex International Corp. delayed the startup of construction until Crystallex's claim was rejected by the Supreme Court of Venezuela in June 1998. By that time, the price of gold had fallen to $250. Subsequently, MINCA's Board of Directors, including two directors representing CVG, approved the suspension of mine construction.


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Also, considering a construction period of two to three years for a project of that magnitude, the earliest date for production would have been 2001. How
CVG, with only five per cent equity interest, could have earned US$500 million in a possible one-year operation is anybody's guess.

MINCA has a three-phase plan that would have seen the Las Cristinas project activated immediately and subsequently developed in stages as dictated by the economics of the project and the gold price.

           ON VANNESSA'S "CONTINUING LOSSES AND ACCUMULATED DEFICIT"

CVG's press release states that Vannessa is carrying a deficit of CDN $11 million "which reflects irregular financial situation that does not inspire confidence."

It's true Vannessa had an accumulated deficit of $11 million as at March 30, 2001. However, more than half of that amount, $6.5 million, is completely unrelated to Vannessa's activities and was carried over from an inactive shell company Vannessa took over when it went public in 1996.

It is normal for an exploration company to incur deficits during property investigations and exploration and to write off those costs when properties turn out to be uneconomic. Such losses, however, are often more than offset by mineral discoveries or advances made in moving a mineral deposit closer toward production as evidenced by Vannessa's success in bringing Guyana's first alluvial diamond mine into production and advancing Costa Rica's Cerro Crucitas project to the environmental permitting stage, one step short from production.

  ON INVESTIGATIONS ABOUT VANNESSA'S FINANCIAL CONDITIONS UNDERTAKEN BY THE
                           VANCOUVER STOCK EXCHANGE

The release mentioned a report commissioned by the Venezuelan government that is based on the "findings of a thorough investigation undertaken at the Vancouver Stock Exchange" regarding Vannessa's financial performance.

This is completely false. There has never been an investigation to begin with. Furthermore, the Vancouver Stock Exchange no longer exists.

                   ON VANNESSA'S "LACK OF FINANCIAL STRENGTH"

Vannessa's diverse geographic reach, focus on operational excellence and strong financial conditions have enabled it to extract maximum value from distressed projects that became available in the last several years.

Las Cristinas was no exception. Upon taking over the project from Placer Dome, Vannessa had a plan in place to put Las Cristinas into production in staged development. At the time, the Company had a US $50 million line of credit to back up its plan. CVG never gave MINCA an opportunity to implement its plans and, by seizing the property, put hundreds of people out of work.

Regarding the Company's Cerro Crucitas' project in Costa Rica, the Company has an indicative letter of financing from a large financial institution to fund the project's US $28 million costs.
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Vannessa's Maple Creek alluvial diamond mine is now operating. The project is fully funded and is moving forward from a position of strength.

Vannessa's projects may experience unexpected delays from time to time due to factors beyond its control - and such challenges are to be expected - but overall, the Company remains on track to achieving its goals and objectives.

            ON VANNESSA'S CONFLICTS WITH THE COSTA RICAN GOVERNMENT

The Company has no conflicts in Costa Rica. Review of Vannessa's Environmental Impact Statement is ongoing. There is no legal challenge to Vannessa's Cerro Crucitas project or any other projects, only an understandable desire by the Costa Rican government to protect the environment, a commendable goal shared by Vannessa.

               ON A "GOVERNMENT REPORT" CONCERNING LAS CRISTINAS

MINCA, its legal representatives, journalists and shareholders who have tried to obtain the report have been unable to do so. According to the Secretariat of the Venezuelan government, no such report is known or available for distribution.

A report by the "sub-Committee on Foreign Affairs' has been quoted in one Venezuelan newspaper; however it turned out to be a "paid advertisement" placed by the same Miami agency and not identified as a "paid advertising" item at the time of publication. MINCA is currently taking legal steps with respect to the fictitious placements.

 ON ALLEGATIONS THAT VANNESSA ATTEMPTS TO INFLUENCE THE GLOBAL PRICE OF GOLD
                   THROUGH ITS EXTENSIVE PROPERTY HOLDINGS

No comment.

                                    SUMMARY

CVG's continuing refusal to engage in a dialogue with MINCA has set back the development of Las Cristinas and impaired the social and economic development of communities in the region.

CVG's unlawful seizure of the mine site set a bad national precedent and risks scaring off much needed foreign investment which Venezuela requires to alleviate social and economic problems. More than the ownership of Las Cristinas is at stake: Venezuela's very own legal foundation and a sense of order which encourages individuals and businesses to plan for the future and to make rational decisions are also at risk.

This CVG-initiated dispute may look like a domestic squabble, but the outcome will have broad international impact. CVG's action must be reversed soon before the fallout from its action deters foreign investment and does serious damage to Venezuela's exploration and mining industry.

The protection of foreign investment and the need for fair due judicial process are issues basic to all civil societies. Any working, or aspiring, democracy has to decide how to make room for fundamental rights of foreign
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businesses operating legitimately within the bounds of national laws. Vannessa is confident that in the end justice will prevail and that MINCA's rightful ownership of Las Cristinas will be confirmed by the court.

Vannessa Ventures Ltd.'s shares are traded under the ticker symbol VVV on the Toronto Venture Exchange, VNVNF on the OTC Bulletin Board and VVT-WKN 914781 on the Berlin Stock Exchange.


"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       August 1, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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